EYI INDUSTRIES, INC.
	STOCK INCENTIVE PLAN

	Effective February 1, 2007

	Article I
	Purpose and Adoption of the Plan

      1.01	Purpose.	The EYI Industries, Inc. Stock Incentive Plan
(the "Plan") was adopted by the Company to assist it in attracting and retaining highly competent employees, directors, and consultants; to act as an incentive in motivating selected employees, directors, and consultants of the Company to achieve long-term corporate objectives; and to allow those employees, directors, and consultants to share the benefits of future growth in the value of the Company that they help to create by providing them with the opportunity to acquire shares of Common Stock.

      1.02	Adoption and Term.	The Plan was approved by the Board
and is effective as of February 1, 2007 (the "Effective Date"). This Plan shall remain in effect until the tenth (10th) anniversary of the Effective Date, or until terminated by action of the Board, whichever occurs sooner.

	Article II
	Definitions

      For the purposes of this Plan, capitalized terms shall have the following meanings:

      2.01	Award.	  "Award" means any grant to a Participant of one or a
combination of: Non-Qualified Stock Options or Incentive Stock Options described in Article VI or Restricted Stock described in Article VII.

      2.02	Award Agreement.  "Award Agreement" means a written agreement between the Company and a Participant or a written notice from the Company to a Participant specifically setting forth the terms and conditions of an Award granted under the Plan.

      2.03	Beneficiary.  "Beneficiary" means an individual, trust, or
estate who or which, by a written designation of the Participant filed with the Company or by operation of law, succeeds to the rights and obligations of the Participant under the Plan and an Award Agreement upon the Participant's death.

      2.04	Board.  "Board" means the Board of Directors of the Company.

      2.05	Change in Control.  "Change in Control" means any one of the following events:

      (a)	the acquisition in one or more transactions by any individual, entity, or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) other than a beneficial owner (within the meaning of Rule 13d 3 promulgated under the Exchange Act) of beneficial ownership in excess of fifty percent (50%) of the Common Stock outstanding at that time; provided, however, that the term "Change in Control" shall not include any acquisition by any individual,entity or group including or otherwise controlled by individuals and entities who were beneficial owners of the Company's outstanding Common Stock immediately prior to the acquisition in substantially the same proportion as their ownership immediately prior to the acquisition of the Company's
Common Stock; or

      (b)	the consummation of a Merger, unless, following the Merger,
stock possessing at least fifty percent (50%) of the total combined voting power of the issued and outstanding shares of all classes of the voting common stock of the corporation resulting from the Merger is beneficially owned, directly or indirectly, by individuals and entities who were beneficial owners of the Company's Common Stock immediately prior to the Merger in substantially the same proportion as their ownership in the Company immediately prior to the Merger; or

      (c)	the consummation of a complete liquidation or dissolution of the Company.

      2.06	Code.  "Code" means the Internal Revenue Code of 1986, as
amended. References to a section of the Code include that section and any comparable section or sections of any future legislation that amends, supplements, or supersedes that section.

      2.07	Common Stock.  "Common Stock" means the common stock, par
value $.001 per share, of the Company.

      2.08	Company.  "Company" means EYI Industries, Inc., a Nevada
corporation, and its successors.

      2.09	Date of Grant.	  "Date of Grant" means the date designated
by the Board as the date as of which it grants an Award, which shall not be earlier than the date on which the Board approves the granting of the Award.

      2.10	Disability.  "Disability" means a total and permanent
disability that, due to physical or mental illness, injury, or disease, renders a Participant unable to perform any services for the Company and, in the opinion of a qualified physician designated by the Board, the disability will be permanent and continuous during the remainder of the Participant's life.

      2.11	Effective Date.  "Effective Date" is defined in Section 1.02.

      2.12	Exchange Act.  "Exchange Act" means the Securities Exchange
Act of 1934, as amended.

      2.13	Exercise Price.  "Exercise Price," with respect to Options,
shall have the meaning set forth in Section 6.01(b) below.

      2.14	Fair Market Value.  "Fair Market Value" means, as of any
applicable date:
(i) if the Common Stock is listed on a national securities exchange or is authorized for quotation on the Nasdaq National Market System ("NMS"), the closing price sales price of the Common Stock on the exchange or NMS, as the case may be, on that date, or, if no sale of the Common Stock occurred on that date, on the next preceding date on which there was a reported sale;
or (ii) if none of the above apply, the closing bid price as reported by the Nasdaq SmallCap Market on that date, or if no price was reported for that date, on the next preceding date for which a price was reported;
or (iii) if none of the above apply, the last reported bid price published in the "pink sheets" or displayed on the National Association of Securities Dealers, Inc. ("NASD"), Electronic Bulletin Board, as the case may be; or (iv) if none of the above apply, the fair market value of the Common Stock as determined under procedures established by the Board; provided that any such determination shall be in compliance with the requirements of Section 409A of the Code.

      2.15	Incentive Stock Option.  "Incentive Stock Option" means
a stock option within the meaning of Section 422 of the Code.

      2.16	Merger.  "Merger" means any merger, reorganization,
consolidation, share exchange, transfer of assets, or other transaction having a similar effect involving the Company.

      2.17	Non-Qualified Stock Option.  "Non-Qualified Stock Option"
means a stock option that is not an Incentive Stock Option.

      2.18	Option.  "Option" means all Non-Qualified Stock
Options and Incentive Stock Options granted at any time under the Plan.

      2.19	Participant.  "Participant" means a person designated
to receive an Award under the Plan in accordance with Section 5.01 below.

      2.20	Plan.  "Plan" means the EYI Industries, Inc. Stock Incentive
Plan, as it may be amended from time to time.

      2.21	Purchase Price.  "Purchase Price" means the amount that
a Participant is or may be required to pay with respect to an Award of Restricted Stock under Article VII or with respect to an Award of stock purchase rights under Section 6.05.

      2.22	Restricted Stock.  "Restricted Stock" means an Award
consisting of shares of Common Stock subject to the restrictions granted under Article VII below.

      2.23	Termination of Employment.  "Termination of Employment"
means the termination of a Participant's employment or services with the Company for any reason, including death, Disability, retirement, or as the result of the divestiture of the Participant's employer or any similar transaction in which the Participant's employer ceases to be the Company. Whether entering military or other government service shall constitute Termination of Employment, or whether a Termination of Employment shall occur as a result of Disability, shall be determined in each case by the Board in its sole discretion.

	Article III
	Administration

      3.01	Board.  The Plan shall be administered by the Company's
Board. The Board shall have exclusive and final authority in each determination, interpretation, or other action affecting the Plan and its Participants. The Board shall have the sole discretionary authority to interpret the Plan, to establish and modify administrative rules for the Plan, to impose conditions and restrictions on Awards that it determines appropriate, and to take steps in connection with the Plan and Awards granted under it that the Board may deem necessary or advisable. The Board may, subject to compliance with applicable legal requirements, delegate its powers and authority under the Plan as it deems appropriate to designated officers or employees of the Company.
In addition, the Board may appoint a committee to exercise any of the authority conferred upon the Board under this Plan. In the event of a delegation of authority or exercise of authority by a committee, references in the Plan to the Board shall be deemed to refer to the delegate of the Board or the committee, as the case may be.

      3.02	Compliance with Section 409A of the Code.  The Company
intends that all Options granted under the Plan not be considered to provide for the deferral of compensation under Section 409A of the Code and that any other Award that does provide for such deferral of compensation shall comply with the requirements of Section 409A of the Code and, accordingly, this Plan shall be so administered and any Award to the extent necessary to fulfill this intent.

	Article IV
	Stock

      4.01	Number of Shares Issuable.  The total number of
shares authorized to be issued under the Plan (including shares issued pursuant to Incentive Stock Options) shall be two hundred and fifty million (250,000,000) shares of the Company's Common Stock. The number of shares available for issuance under the Plan shall be subject to adjustment in accordance with Section 8.07 below. The shares to be offered under the Plan shall be authorized and unissued shares of Common Stock, or issued shares of Common Stock that have been reacquired by the Company.

      4.02	Shares Subject to Terminated Awards.  Shares of
Common Stock covered by any unexercised portions of terminated Options (including canceled or forfeited Options) granted under Article VI may be subject to new Awards under the Plan.

	Article V
	Participation

      5.01	Eligible Participants.  Participants in the Plan
shall be employees, directors, and consultants of the Company that the Board, in its sole discretion, may designate from time to time. The Board's designation of a Participant in any year shall not require the Board to designate the person to receive Awards in any other year. The Board shall consider those factors it deems pertinent in selecting Participants and in determining the types and amounts of their respective Awards.

	Article VI
	Stock Options

      6.01	Option Awards.

      (a)	Grant of Options.  The Board may grant, to Participants
who the Board may select, Options entitling the Participants to purchase shares of Common Stock from the Company in the amount, at the price, on the terms, and subject to the conditions,not inconsistent with the terms of the Plan, that may be established by the Board. The terms of any Option granted under the Plan shall be set forth in an Award Agreement.

      (b)	Exercise Price of Options.  Subject to Section 6.01(d)
below with respect to certain Incentive Stock Options, the Exercise Price of each option for purchase of shares of Common Stock under any Option granted under the Plan shall be determined by the Board and shall be equal to or greater than the Fair Market Value of the Common Stock as of the Date of Grant.

      (c)	Designation of Options.  Except as otherwise expressly
provided in the Plan, the Board may designate an Option as an Incentive Stock Option or a Non-Qualified Stock Option at the time the grant is made; provided, however, that an Option may be designated as an Incentive Stock Option only if the applicable Participant is an employee of the Company on the Date of Grant.

      (d)	Special Incentive Stock Option Rules.  No Participant
may be granted Incentive Stock Options under the Plan (or any other plans of the Company) that would result in Incentive Stock Options to purchase shares of Common Stock with an aggregate Fair Market Value (measured on the Date of Grant) of more than $100,000 first becoming exercisable by the Participant in any one calendar year. Notwithstanding any other provision of the Plan to the contrary, no Incentive Stock Option shall be granted to any person who, at the time the Option is granted, owns stock (including stock owned by application of the constructive ownership rules in Section 424(d) of the Code) possessing more than 10% of the total combined voting power of all classes of stock of the Company, unless at the time the Incentive Stock Option is granted the Exercise Price is at least
110% of the Fair Market Value of the Common Stock subject to the Option and the Incentive Stock Option by its terms is not exercisable for more than five years from the Date of Grant.

      (e)	Rights as a Stockholder.  A Participant or a
transferee of an Option pursuant to Section 8.04 below shall have no rights as a stockholder with respect to the shares of Common Stock covered by an Option until that Participant or transferee becomes the holder of record of the shares, and no adjustment shall be made to the shares of Common Stock for dividends in cash or other property or distributions of other rights on the Common Stock for which the record date is prior to the date on which that Participant or transferee became the holder of record of any of the shares covered by the Option; provided, however, that Participants are entitled to share adjustments to reflect capital changes under
Section 8.07.

      6.02	Terms of Stock Options.

      (a)	Conditions on Exercise.  An Award Agreement with
respect to Options may contain any waiting periods, vesting dates, exercise dates, and restrictions on exercise (including, but not limited to, periodic installments) that may be determined by the Board at the time of grant.

      (b)	Duration of Options.  Options shall terminate after
the first to occur of the following events:

      (i)	expiration of the Option as provided in the
related Award Agreement;

      (ii)	termination of the Award as provided in Section
6.02(e), following the applicable Participant's Termination of Employment; and

      (iii)	ten (10) years from the Date of Grant (five years
in certain cases, as described in Section 6.01(d)).

      (c)	Acceleration of Exercise Time.  The Board, in its
sole discretion, shall have the right (but shall not in any case be obligated), exercisable at any time after the Date of Grant, to permit the exercise of any Option prior to the time the Option would otherwise vest under the terms of the related Award Agreement.

      (d)	Extension of Exercise Time.  In addition to the
extensions permitted under Section 6.02(e) below in the event of Termination of Employment, the Board, in its sole discretion, shall have the right (but shall not in any case be obligated), exercisable on or at any time after the Date of Grant, to permit the exercise of any Option after its expiration date described in Section 6.02(e), subject, however, to the limitations described in Section 6.02(b)(iii) above.

      (e)	Exercise of Options Upon Termination of Employment.
Unless an Optionee's Award Agreement provides otherwise, the following rules shall govern the treatment of Options upon Termination of Employment:

            (i)	Termination of Options Upon Termination of
Employment.

      (A)	Termination Other Than Due to Death or
Disability. In the event of a Participant's Termination of Employment for any reason other than death or Disability, the right of the Participant to exercise any vested Option shall, unless the exercise period is extended by the Board in accordance with Section 6.02(d) above, terminate upon the earlier of (1) ninety days after the date of the Termination of Employment and (2) the date of expiration of the Option determined pursuant to Sections 6.02(b)(i) or (iii) above.

      (B)	Death or Disability.  In the event of a
Participant's Termination of Employment by reason of death or Disability, the right of the Participant to exercise any vested Option shall, unless the exercise period is extended by the Board in accordance with Section 6.02(d) above, terminate upon the earlier of (1) the first anniversary of the date of the Termination of Employment and (2) the date of expiration of the Option determined pursuant to Sections 6.02(b)(i) or (iii) above.

      (ii)	Termination of Unvested Options Upon
Termination of Employment. Subject to Section 6.05 below, to the extent the right to exercise an Option, or any portion of an Option, has not vested as of the date of Termination of Employment, the right shall expire on the date of Termination of Employment regardless of the reason for the Termination of Employment.

      6.03	Exercise Procedures.  Each Option granted
under the Plan shall be exercised by written notice to the Company that must be received by the officer or employee of the Company designated in the Award Agreement at or before the close of business on the expiration date of the Award. The Exercise Price of shares purchased upon exercise of an Option granted under the Plan shall be paid in full in cash by the Participant pursuant to the Award Agreement; provided, however, that the Board may (but shall not be required to) permit payment to be made by delivery to the Company of either (a) shares of Common Stock held by the Participant for at least six months or (b) any combination of cash and Common deems appropriate and in compliance with applicable law (including payment in accordance with a brokerage transaction as permitted under the provisions of Regulation T applicable to cashless exercises promulgated by the Federal Reserve Board, so long as the Company's equity securities are registered under Section 12 of the Exchange Act, unless prohibited by Section 402 of the Sarbanes-Oxley Act of 2002). In the event that any shares of Common Stock are transferred to the Company to satisfy all or any part of the Exercise Price, the part of the Exercise Price deemed to have been satisfied by the transfer of shares of Common Stock shall be equal to the product derived by multiplying the Fair Market Value as of the date of exercise times the number of shares of Common Stock transferred to the Company. The Participant may not transfer to the Company in satisfaction of the exercise Price any fractional share of Common Stock.
Any part of the Exercise Price paid in cash upon the exercise of any Option shall be added to the general funds of the Company and may be used for any proper corporate purpose. Unless the Board otherwise determines, any shares of Common Stock transferred to the Company as payment of all or part of the Exercise Price upon the exercise of any Option shall be held as treasury stock.

      6.04	Change in Control.  An Award Agreement
may, but need not, provide that in the event of a Participant's Termination of Employment by the Company without cause (as determined in the discretion of the Board) within a specified period following a Change in Control, all Options outstanding on the date of the Termination of Employment that have not previously vested or terminated under the terms of the applicable Award Agreement shall be immediately and fully vested and exercisable. As an exception to the foregoing, unless otherwise determined by the Board, no Change in Control of the Company shall be deemed to have occurred for purposes of determining a Participant's rights under this Plan if (i) the Participant is a member of a group that first announces a proposal which, ifsuccessful, would result in a Change in Control, which proposal (including any modifications thereof) is ultimately successful, or (ii) the Participant acquires a two percent or more equity interest in the entity that ultimately acquires the Company pursuant to the transaction described in clause (i) of this
Section 6.04.


	Article VII
	Restricted Stock

      7.01	Restricted Stock Awards.  The Board may
grant to any Participant an Award of a number of shares of restricted Common Stock on the terms, conditions, and restrictions, whether based on performance standards, periods of service, retention by the Participant of ownership of specified shares of Common Stock, or other criteria, as the Board establishes. The terms of any Restricted Stock Award granted under this Plan shall be set forth in an Award Agreement that shall contain provisions determined by the Board and not inconsistent with this Plan.

      	(a)	Issuance of Restricted Stock.  As soon
as practicable after the Date of Grant of a Restricted
Stock Award by the Board, the Company shall cause to be transferred on its books the number of shares of Restricted Stock awarded to the Participant, and the shares shall be issued in the name of the Participant, but the Restricted Stock shall be subject to forfeiture to the Company as of the Date of Grant if an Award
Agreement for the Restricted Stock covered by the Award is not signed by the Participant and timely returned to the Company. All Restricted Stock covered by Awards under this Article shall be subject to the restrictions, terms, and conditions contained in the Plan and the applicable Award Agreement entered into by each Participant. Until the lapse or release of all forfeiture restrictions applicable to an Award of Restricted Stock, the share certificates representing the Restricted
Stock may be held, in the Company's discretion, in custody by the Company, its designee, or, if the certificates bear a restrictive legend, by the Participant. Upon the lapse or release of all forfeiture restrictions with respect to an Award as described in
Section 7.01(d) below, one or more share certificates, registered in the name of the Participant, for an appropriate number of shares of Common Stock as provided in Section 7.01(d), free of any forfeiture restrictions set forth in the Plan and the related Award
Agreement (but not free of any transfer restrictions applicable to Common Stock generally or under the terms of an Award Agreement) shall be delivered to the Participant.

      	(b)	Shareholder Rights.  Beginning on the Date of Grant of a
Restricted Stock Award and subject to execution of the related Award Agreement as provided in Section 7.01(a) above, and except as otherwise provided in the Award Agreement, the Participant shall become a shareholder of the Company with respect to all of the shares of Restricted Stock subject to the Award Agreement and shall have all of the rights of a holder of Common Stock, including, but not limited to, the right to receive dividends; provided, however, that any Common Stock or other securities distributed as a dividend or otherwise related to any Restricted Stock on which the Plan or Award Agreement restrictions have not yet lapsed, shall be subject to the same restrictions as the Restricted Stock and held or restricted as provided in Section 7.01(a).

      	(c)	Restriction on Transferability.  No Restricted Stock may be
assigned or transferred (other than by will or the laws of descent and distribution or to an inter vivos trust under which the Participant is treated as the owner under Sections 671 through 677 of the Code), pledged, or sold prior to the lapse of the restrictions applicable to them.

      	(d)	Delivery of Stock Upon Vesting.  Upon expiration or
termination of the forfeiture period without a forfeiture and the satisfaction of or release from any other conditions prescribed by the Board, or at any earlier time provided under the provisions of Section
7.03 below, the forfeiture restrictions applicable to the Restricted Stock shall lapse. After the lapse of the forfeiture restrictions, the Company shall, subject to the requirements of Section 8.05, promptly deliver to the Participant or, in case of the Participant's death, to the Participant's Beneficiary, one or more share certificates for the appropriate number of shares of Common Stock, free of all forfeiture restrictions (but not free of any transfer restrictions applicable to Common Stock generally or under the terms of an Award Agreement).

      7.02	Terms of Restricted Shares.

      	(a)	Forfeiture of Restricted Shares.  Subject to Sections
7.02(b) and 7.03 below, Restricted Stock shall be forfeited and returned to the Company and all rights of the Participant with respect to the Restricted Stock shall terminate unless the Participant continues in the service of the Company or one of its affiliates as an employee until the expiration of the forfeiture period for the Restricted Stock and the Participant satisfies any and all other conditions set forth in the Award Agreement. The Board shall determine the forfeiture period
(which may, but need not, lapse in installments) and any other terms and conditions applicable to any Restricted Stock Award.

      	(b)	Waiver of Forfeiture Period.  Notwithstanding anything
contained in this Article to the contrary, the Board may, in its sole discretion, waive the forfeiture period and any other conditions set forth in any Award Agreement under appropriate circumstances (including the death or Disability of the Participant or a material change in circumstances arising after the date of an Award) and subject to any terms and conditions (including forfeiture of a proportionate number of shares of Restricted Stock) that the Board may deem appropriate.

      7.03	Change in Control.  An Award Agreement may, but
need not, provide that in the event of a Participant's Termination of Employment by the Company without cause (as determined in the discretion of the Board) within a specified period following a Change in Control, all restrictions applicable to a Restricted Stock Award may terminate fully (other than the transfer or other restrictions generally applicable to Common Stock) and the Participant shall immediately have the right to the delivery of share certificates for the Restricted Stock in accordance with Section 7.01(d) above. Notwithstanding the foregoing, unless otherwise determined by the Board, no Change in Control of the Company shall be deemed to have occurred for purposes of determining a Participant's rights under this Plan if (i) the Participant is a member of a group that first announces a proposal which, if successful, would result in a Change of Control, which proposal (including any modifications thereof) is ultimately successful, or (ii) the Participant acquires a two percent or more equity interest in the entity that ultimately acquires the Company pursuant to the transaction described in clause (i) of this Section 7.03.

	Article VIII
	Terms Applicable to All Awards Granted under the Plan

      8.01	Plan Provisions Control Award Terms.  The terms
of the Plan shall govern all Awards granted under the Plan, and the Board may not grant any Award under the Plan that contains terms that are contrary to any of the provisions of the Plan. In the event any provision of any Award granted under the Plan conflicts with any term in the Plan as constituted on the Date of Grant of the Award, the term in the Plan as constituted on the Date of Grant of the Award shall control. Except as provided in Sections 8.03 and 8.06 below, the terms of any Award granted under the Plan may not be changed after the Date of Grant of the Award in a manner that would materially decrease the value of the Award without the express written approval of the Participant.

      8.02	Award Agreement.  No person shall have any
rights under any Award granted under the Plan unless and until the Company and the Participant to whom the Award was granted have executed and delivered an Award Agreement or the Participant has received and acknowledged notice of the Award authorized by the Board expressly granting the Award to the Participant and containing provisions setting forth the terms of the Award.

      8.03	Modification of Award After Grant.  No Award
granted under the Plan to a Participant may be modified (unless the modification does not materially decrease the value of that Award) after its Date of Grant except by express written agreement between the Company and the Participant, provided that any change (a) may not be inconsistent with the terms of the Plan, and (b) shall be approved by the Board.

      8.04	Limitation on Transfer.  Except as may
be provided in the applicable Award Agreement, and subject to the provisions of Section 7.01(c) regarding Awards of Restricted Stock, a Participant's rights and interest under the Plan may not be assigned or transferred other than by will or the laws of descent and distribution and, during the lifetime of a Participant, only the Participant personally (or the Participant's personal representative) may exercise rights under the Plan. The Participant's
Beneficiary may exercise the Participant's rights to the extent they are exercisable under the Plan following the death of the Participant.

      8.05	Taxes.  The Company shall be entitled,
if the Board deems it necessary or desirable, to withhold
(or secure payment from the Participant in lieu of withholding) the amount of any withholding or other tax required by law to be withheld or paid by the Company regarding any amount payable and/or shares issuable under the Participant's Award or regarding any income recognized upon a disqualifying disposition (i.e., a disposition prior to the expiration of the required holding periods) of shares received pursuant to the exercise of an Incentive Stock Option, and the Company may defer payment of cash or issuance of shares upon exercise or vesting of an Award unless indemnified to its satisfaction against any liability for any taxes.
The amount of the withholding or tax payment shall be determined by the Board and shall be payable by the Participant in cash at the time the Board determines;
provided, however, that with the approval of the Board, the Participant may elect to meet his or her withholding requirement, in whole or in part, by having withheld from the Award at the appropriate time that number of shares of Common Stock, rounded up to the next whole share, the Fair Market Value of which is equal to the amount of withholding taxes due.

      8.06	Certain Conditions on Awards.

      (a)	Covenants.  Except as may be provided
in the applicable Award Agreement, as a condition for participation in this Plan, the Participant shall agree and covenant as follows:

            (i)	Noncompetition.  From the Date of Grant
and continuing for a period of twelve (12) months immediately following the Participant's Termination of Employment, the Participant shall not directly or indirectly engage in or become associated as an employee, consultant, partner, owner, agent, stockholder, officer or director of, or otherwise have a business relationship with, any person or organization engaged in, or about to become engaged in, a business that competes, directly or indirectly, with the business of the Company within North America and any of its possessions and any other location in which the Company has an office.

            (ii)	Nonsolicitation of Clients.  For
a period of twelve (12) months immediately following the Participant's Termination of Employment, the Participant shall not (A) induce or attempt to induce, directly or indirectly, any Client (as defined below) to cease doing business with the Company, (B) induce or attempt to induce, directly or indirectly, any Client or Prospective Client
(as defined below) to not commence doing business with the Company, or (C) solicit the business of any Client or Prospective Client. "Client" means a client of the Company or a client with which the Company has done business in the one year period ending on the Participant's Termination of Employment, and all Affiliates thereof. "Prospective Client" means any potential client of the Company, which the Company has either contacted within the one year period ending on the Participant's Termination of Employment or has been identified by the Company as a potential client during such one year period, and all Affiliates thereof.
"Affiliate" means a person or entity that controls, is controlled by, or is under common control with, any Client or Prospective Client.

            (iii)	Nonsolicitation of Company Employees.
From the Date of Grant and continuing for a period of twelve
(12) months immediately following the Participant's Termination of Employment, the Participant shall not either directly or indirectly solicit, induce, recruit or encourage any of the Company's employees or prospective employees to leave their employment; or take away such employees, or attempt to solicit, induce, recruit, encourage or take away employees of the Company, either for the Participant's own benefit or for any other person or entity.

      (b)	Violation of Covenants.  In the event that
the Board determines that the Participant has violated any of the covenants contained in Section 8.06(a), then:

      	(i)	all of the Participant's unexercised Options
(whether vested or not) shall terminate immediately;

      	(ii)	all of the Participant's unvested Restricted
Stock shall be forfeited and returned to the Company (upon payment by the Company of any applicable Purchase Price paid by the Participant) and all rights of the Participant with respect to the Restricted Stock shall terminate;

      	(iii) 	to the extent that the Participant previously
exercised an Option (including any exercise of the unvested portion of the Option under Section 6.05 above) or received an Award of Restricted Stock which has vested, and the Participant continues to hold the Common Stock issued with respect to such Option or Award, then at the option of the Company, the Participant, upon notice from the Company of the Participant's obligations under this Section 8.06(b)(iii), shall either (A) immediately deliver to the Company an amount in cash equal to the then-Fair Market
Value of such Common Stock less the aggregate Exercise
Price or Purchase Price (if any) and taxes paid by or on behalf of the Participant with respect to such Option exercise or Award, or (B) sell such Common Stock to the Company for an amount equal to the aggregate Exercise Price or Purchase Price (if any) and taxes paid by or on behalf of the Participant with respect to such Option exercise or Award;

      	(iv)	to the extent that the Participant previously
exercised an Option (including any exercise of the unvested portion of the Option under Section 6.05 above) or received an Award of Restricted Stock which has vested, and the Participant has disposed of the Common Stock issued with respect to such Option or Award, the Participant, upon notice from the Company of the Participant's obligations under this
Section 8.06(b)(iv), shall immediately pay the Company an amount equal to the amount realized by the Participant upon the disposition of such Common Stock less the aggregate Exercise Price or Purchase Price (if any) and taxes paid by or on behalf of the Participant with respect to such Option exercise or Award;

      	(v)	the notice described in subsections (iii)
and (iv) of this Section 8.06(b) may be given at any time within twelve months after the expiration of the applicable covenant period under Section 8.06(a). In addition, the Company shall have the right to require appropriate documentation regarding the amount of any taxes paid by or on behalf of the Participant with respect to any Option exercise.

      8.07	Adjustments to Reflect Capital Changes.

      (a)	Recapitalization.  The number and kind of
shares subject to outstanding Awards, the Exercise Price for the shares, the number and kind of shares available for Awards subsequently granted under the Plan, and the maximum number of shares that can be awarded to any Participant in any calendar year shall be appropriately adjusted to reflect any stock dividend, stock split, combination or exchange of shares, Merger, consolidation, or other change in capitalization with a similar substantive effect upon the Plan or the Awards granted under the Plan. The Board shall have the power and sole discretion to determine the amount of the adjustment to be made in each case.

      (b)	Merger.  After any Merger in which the Company
is the surviving corporation, each Participant shall, at no additional cost, be entitled to receive, upon any exercise of an Option or receipt of other Award, the number and class of shares or other securities to which the Participant would have been entitled pursuant to the terms of the Merger in lieu of the number of shares of Common Stock receivable or exercisable pursuant to the Award prior to the Merger if, at the time of the Merger, the Participant had been the holder of record of a number of shares of Common Stock equal to the number of shares of Common Stock receivable or exercisable pursuant to the Award. Comparable rights shall accrue to each Participant in the event of successive Mergers in which the Company is the surviving corporation. Further, in the event of a Merger in which the Company is the surviving corporation, not the surviving corporation or pursuant to which a majority of the shares which are of the same class as the shares that are subject to outstanding Options or other Awards are exchanged for, or converted into, or otherwise become shares of another corporation or other consideration, the surviving, continuing, successor, or purchasing corporation, as the case may be (the "Acquiring Corporation"), may either assume the Company's rights and obligations under outstanding Award Agreements or substitute awards of the Acquiring
Corporation's stock for outstanding Awards, provided, however, that if the Acquiring Corporation does not assume or substitute for the outstanding Awards, the Board, in its sole discretion, may, with respect to any or all of such Awards, take any or all of the following actions to be effective as of the date of the Merger (or as of any other date fixed by the Board occurring within the thirty (30) day period immediately preceding the date of the Merger, but only if such action remains contingent upon the effectuation of the Merger)
(such date referred to as the "Merger Effective Date"):

(i)	Accelerate the vesting and/or exercisability of such
Awards;

(ii)	Unilaterally cancel such Awards in exchange for cash
or other property equal in value to the excess of the Fair Market Value of (A) in the case of Options, the shares of Common Stock that could be purchased subject to such Award l ess the aggregate Exercise Price for the Options with respect to such Common Stock, or (B) in the case of Restricted Stock, shares of Common Stock subject to such Award determined as of the Merger Effective Date less the value of any consideration payable on exercise.

(iii)	In the case of Options, unilaterally cancel such Option
Award after providing the holder of such Option with (1) an opportunity to exercise such Option to the extent vested within a specified period prior to the date of the Merger, and (2) notice of such opportunity to exercise prior to the commencement of such specified period.

      The exercise and/or vesting of any Award that is permitted solely by reason of this subsection shall be conditioned upon the consummation of the Merger. Any Options that are not assumed by the Acquiring Corporation or not exercised or otherwise canceled hereunder as of the date of the Merger shall terminate as of the effective date of the Merger.

      (c)	Options to Purchase Stock of Acquired Companies.
After any Merger in which the Company or a Subsidiary is a surviving corporation, the Board may grant substituted options under the provisions of the Plan, pursuant to Section 424 of the Code, replacing old options granted under a plan of another party to the Merger whose shares of stock to be issued under the old options may no longer be issued following the Merger. These provisions shall be applied to the old options and any appropriate adjustments to the Options shall be determined by the Board in its sole discretion. Any adjustments under this paragraph may provide for the elimination of any fractional shares that might otherwise become subject to any Options.

      8.08	No Right to Employment.  No employee or other
person shall have any claim of right to be granted an Award under the Plan. Neither the Plan nor any action taken under it shall be construed as giving any employee any contractual employment rights with the Company.

      8.09	Awards Not Includable for Benefit Purposes.
Payments received by a Participant pursuant to the provisions of the Plan shall not be included in the determination of benefits under any pension, group insurance, or other benefit plan applicable to the Participant that is maintained by the Company, except as may be provided under the terms of those plans or determined by the Board.

      8.10	Governing Law.  This Plan shall be interpreted,
construed, and enforced and its construction and performance shall be governed by the internal laws of the State of Nevada.

      8.11	No Strict Construction.  No rule of strict
construction shall be implied against the Company, the Board, or any other person in the interpretation of any of the terms of the Plan, any Award granted under the Plan, or any rule or procedure established by the Board that relates to the Plan.

      8.12	Captions.  The captions and Section headings
used in this Plan are for convenience only, do not constitute a part of the Plan, and shall not be deemed to limit, characterize, or affect in any way any provision of the Plan, and all provisions of the Plan shall be construed as if no captions or headings had been used in the Plan.

      8.13	Severability.  Each part of this Plan is
intended to be several. If any term, covenant, condition, or provision of this Plan is determined by a court of competent jurisdiction to be illegal, invalid, or unenforceable for any reason whatsoever, that determination shall not affect the legality, validity, or enforceability of the remaining parts of this Plan, and all remaining parts shall be legal, valid, and enforceable and have full force and effect as if the illegal, invalid, and/or unenforceable part had not been included.

      8.14	Amendment and Termination.

      (a)	Amendment.  The Board shall have complete
power and authority to amend the Plan at any time. No termination or amendment of the Plan may, without the consent of the Participant to whom any Award has previously been granted under the Plan, adversely affect the rights of the Participant in a significant manner under that Award.

      (b)	Termination.  The Board shall have the right
and the power to terminate the Plan at any time. No Award shall be granted under the Plan after the termination of the Plan, but the termination of the Plan shall not affect any Award outstanding at the time of the termination of the Plan.